UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 0-2816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.

7401 West Wilson Avenue
Chicago, IL 60706-4548

Financial Statements and
supplemental schedule

Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2004 and 2003

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Auditors

The Administration Committee
Methode Electronics, Inc.
    401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Chicago, Illinois
May 12, 2005

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash (overdraft)	$(1,940)	$211,182

Investments:
Group annuity contract	3,478,070	2,712,218
Mutual funds	26,570,602	22,207,388
Common stock	3,922,487	4,050,884
Participant loans	1,308,028	1,083,199

Total investments	35,279,187	30,053,689

Receivables:
Unsettled investment sales	1,080	16,892
Accrued interest	24,747	34,423

Total receivables	25,827	51,315

Total assets	35,303,074	30,316,186

Liabilities
Unsettled investment purchases	2,781	214,115
Refund of overfunded employer contributions	—	9,525

Total liabilities	2,781	223,640

Net assets available for benefits	$35,300,293	$30,092,546

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Participant contributions	$2,458,839	$2,455,413
Company contributions	1,898,736	1,987,220
Rollovers	179,606	332,390
Interest and dividends	853,635	538,095

Total additions	5,390,816	5,313,118

Deductions
Benefits paid to participants	1,933,688	1,876,646

Total deductions	1,933,688	1,876,646
Net realized and unrealized appreciation in fair value of investments	1,750,619	3,961,850

Net increase	5,207,747	7,398,322
Net assets available for benefits:
Beginning of year	30,092,546	22,694,224

End of year	$35,300,293	$30,092,546

     See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

The Company acquired Kill & Bolton Associates International, Inc. (KBA) on January 31, 2003. Employees of KBA were eligible to participate in the Plan effective February 1, 2003.

Employees of Connectivity Technologies, Inc. (CTI), a subsidiary of Methode Electronics, Inc., became eligible to participate in the Plan effective January 1, 2003, after CTI terminated its 401(k) Plan as of December 31, 2002.

Participation

Employees who are employed by the Company for three full calendar months will be eligible to participate in the Plan on the first day of the following calendar month.

Contributions

Participants may elect to contribute a minimum of 2% of their pretax annual compensation, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company contributes to the Plan, on behalf of each participant, 3% of each participant’s eligible compensation, subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the Company Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits.

The group annuity contract had an average yield of 3.41% and 4.23% (annualized) for the years ended December 31, 2004 and 2003, respectively. The crediting interest rate was 3.0% at December 31, 2004 and 2003. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $3,445,315 at December 31, 2004.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Generally, expenses of the Plan are paid by the Company.

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2004	2003
Mutual funds	$1,640,270	$3,477,007
Common stock	110,349	484,843

	$1,750,619	$3,961,850

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004	2003
Hartford Life Insurance Company Group Annuity Contract	$3,478,070	$2,712,218
The American Funds Group:
American Balanced Fund	9,457,810	7,282,567
American Mutual Fund	3,697,595	3,304,334
American Growth Fund of America	5,224,550	—
Fidelity Institutional Retirement Services Company:
Magellan Fund	—	4,389,014
Growth and Income Fund	4,650,932	4,351,582
Methode Electronics, Inc. Common Stock	3,782,899	3,798,552

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Methode Electronics, Inc.
401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #36-2090085        Plan #002

December 31, 2004

			Contract/
	Description of		Current
Identity of Issue	Investment	Shares	Value

Annuity contract
Hartford Life Insurance Company	Group Annuity Contract	3,478,070	$3,478,070

Mutual funds
The American Funds Group	American Balanced Fund	525,434	9,457,810
	American Mutual Fund	139,637	3,697,595
	Europacific Growth Fund	32,121	1,144,476
	Growth Fund of America	190,816	5,224,550
	New Economy Fund	47,428	997,408

Fidelity Institutional Retirement Services Company	Retirement Government Money Market Fund	740,957	740,957
	Growth and Income Fund	121,720	4,650,932

MFS	MFS Investors Growth Stock Fund	53,145	656,873

			26,570,601

Common stock
Stratos Lightwave, Inc.*	Stratos Lightwave, Inc. Common Stock	31,797	139,589
Methode Electronics, Inc.*	Methode Electronics, Inc. Common Stock	294,389	3,782,899

			3,922,488

Participant loans	Interest rates range from		1,308,028

	5.0% to 10.5%		$35,279,187

* Party in interest.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-61940) pertaining to the Methode Electronics, Inc. 401(k) Savings Plan of our report dated May 12, 2005, with respect to the financial statements and schedule of the Methode Electronics, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

ERNST & YOUNG LLP

Chicago, Illinois
June 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2005	By:	/s/ Douglas A. Koman

Douglas A. Koman
Chief Financial Officer
(Principal Financial Officer)